--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                        OMB NUMBER: 3235-0145
                                                      --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average burden
                                                      Hours per response..... 15
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 9)*

                                   ECOGEN INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   278864-30-1
                                 (CUSIP NUMBER)

                                 Mr. Moses Marx
                                  160 Broadway
                            New York, New York 10038
                                 (212) 349-2875
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 March 17, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

 PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                                CONTROL NUMBER.

SEC 1746 (11-03)


Page 1 of 9 Pages

CUSIP No. 278864-30-1                  13D                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MOSES MARX
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    37,577,972 (includes 9,521,052 shares of Common Stock
                    issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 5,505,937 shares of Common Stock
                    issuable upon conversion of 5,873 shares of 2000-A
                    Preferred Stock, calculated as of March 22, 2004)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        ---
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           37,577,972 (includes 9,521,052 shares of Common Stock
    WITH            issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 5,505,937 shares of Common Stock
                    issuable upon conversion of 5,873 shares of 2000-A
                    Preferred Stock, calculated as of March 22, 2004)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    ---
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,577,972 (includes 9,521,052 shares of Common Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 5,505,937 shares of Common Stock issuable upon conversion of 5,873 shares of 2000-A Preferred Stock, calculated as of March 22, 2004
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278864-30-1                  13D                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     UNITED EQUITIES (COMMODITIES) COMPANY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,983
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          ---
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            50,983
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    ---
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,983
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278864-30-1                  13D                     Page 4 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ECN HOLDINGS LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          ---
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    ---
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278864-30-1                  13D                     Page 5 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ECGN ACQUISITION CORP.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    37,526,989 (includes 9,521,052 shares of Common Stock
                    issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 5,505,937 shares of Common Stock
                    issuable upon conversion of 5,873 shares of 2000-A
                    Preferred Stock, calculated as of March 22, 2004)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        ---
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           37,526,989 (includes 9,521,052 shares of Common Stock
    WITH            issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 5,505,937 shares of Common Stock
                    issuable upon conversion of 5,873 shares of 2000-A
                    Preferred Stock, calculated as of March 22, 2004)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    ---
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,526,989 (includes 9,521,052 shares of Common Stock
     issuable upon conversion of 10,854 shares of 1998-C
     Preferred Stock and 5,505,937 shares of Common Stock
     issuable upon conversion of 5,873 shares of 2000-A
     Preferred Stock, calculated as of March 22, 2004)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 2. Identity and Background.

      (a) This Amendment No. 9 amends and supplements the Schedule 13D, dated June 16, 1997, as amended (the "Schedule 13D"), of Moses Marx, an individual, United Equities (Commodities) Company, a New York general partnership ("United Equities Commodities"), and ECN Holdings LLC, a Delaware limited liability company ("ECN"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, United Equities Commodities, ECN and ECGN Acquisition Corp., a Delaware corporation ("ECGN"). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d(d)(3) of the Exchange Act. Information regarding Mr. Marx, United Equities Commodities and ECN responses to Item 2 of
      Schedule 13D has been previously submitted in prior filings of this
      Schedule 13D. Set forth below is such information regarding ECGN.

      (b) - (c)

      ECGN

      ECGN is a Delaware corporation which acts as a holding company for the shares of Common Stock described herein. The address of ECGN is 160 Broadway, New York, New York 10038.

      (d) During the last five years, ECGN has not been convicted in a criminal proceeding.

      (e) During the last five years, ECGN has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and ECGN is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) Not Applicable

Item 4. Purpose of Transaction

      (b) and (i) On March 17, 2004, ECN transferred the following shares owned by it: 22,500,000 shares of Common Stock, comprising 93.06% of the issued and outstanding Common Stock, 5,873 shares of 2000- A Convertible Preferred Stock of the Company ("Series A Preferred Stock") and 10,854 shares of 1998-C Convertible Preferred Stock of the Company ("Series C Preferred Stock"), comprising 100% of the issued and outstanding shares of Series A and Series C Preferred Stock, to ECGN, a Delaware corporation. ECGN, as holder of more than 90% of the issued and outstanding shares of each class of voting stock of the Company, proposes to merge the Company into itself under Section 253 of the General Corporation Law of the State of Delaware. In the proposed merger, holders of Common Stock of the Company other than ECGN would be paid $0.25 per share for their shares of Common Stock of the Company. After the merger, ECGN intends to terminate the registration of the Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, by virtue of Rule 12g-4(a)(1)(i) promulgated thereunder.


                                Page 6 of 9 Pages

      Except as set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) - (b)

      According to the information provided by the Company, there were 24,178,000 shares of Common Stock outstanding at March 17, 2004.

      Moses Marx

      As of the date of this Amendment No. 9 Moses Marx beneficially owns 37,577,972 shares of Common Stock, representing 95.8% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Common Stock. Said securities consist of (i)(a) 22,500,000 shares of Common Stock, (b) 9,521,052 shares of Common Stock issuable upon conversion of 10,854 shares of Series C Preferred Stock, and
      (c) 5,505,937 shares of Common Stock issuable upon conversion of 5,873 shares of Series A Preferred Stock, owned of record by ECGN, and (ii) 50,983 shares of Common Stock owned of record by United Equities Commodities. Mr. Marx may be deemed a beneficial owner of the shares of stock described in this paragraph, by virtue of his being the person in a position to determine the investment and voting decisions of ECGN and United Equities Commodities with respect to such shares.

      Mr. Marx has the sole power to vote and dispose of all such shares.

      ECGN

      ECGN owns the shares of Common Stock described in clause (i) of the first paragraph under Moses Marx, above, comprising 95.7% of the issued and outstanding shares of Common Stock.

      ECGN has sole power to vote and dispose of all its shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of ECGN.

      ECN

      ECN owns no shares of Common Stock.

      United Equities Commodities

      United Equities Commodities owns the shares of Common Stock described in clause (ii) of the first paragraph under Moses Marx, above, comprising 0.2% of the issued and outstanding shares of Common Stock

      United Equities Commodities has sole power to vote and dispose of all its shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of United Equities.


                               Page 7 of 9 Pages

      Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 500 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 1,100 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons disclaim the existence of a group with such persons.

      (c) On March 17, 2004, ECN transferred (i) 22,500,000 shares of Common Stock, (ii) 10,854 shares of 1998-C Preferred Stock, and (iii) 5,873 shares of 2000-A Preferred Stock to ECGN, a newly formed Delaware corporation in exchange for 100 shares of Common Stock of ECGN, as a capital contribution.

      Other than as set forth above, none of the Reporting Persons has effected any transactions in shares of Common Stock during the last 60 days.

      (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

      (e) For each Reporting Person, except ECN, it is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock. ECN ceased to be the owner of more than five percent of the Common Stock on March 17, 2004.


                               Page 8 of 9 Pages

                                    SIGNATURE

            After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2004


                                        /s/ Moses Marx
                                        ---------------------------------------
                                        MOSES MARX


                                        UNITED EQUITIES (COMMODITIES) COMPANY

                                        By: /s/ Moses Marx
                                            -----------------------------------
                                            Name:  Moses Marx
                                            Title: Partner


                                        ECGN ACQUISITION CORP.

                                        By: /s/ Moses Marx
                                            -----------------------------------
                                            Name:  Moses Marx
                                            Title: President


                                        ECN HOLDINGS LLC

                                        By: /s/ Philippe D. Katz
                                            -----------------------------------
                                            Name:  Philippe D. Katz
                                            Title: Manager


                               Page 9 of 9 Pages